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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under The Securities Exchange Act of 1934

(Amendment No. 3)

Group 1 Automotive, Inc.

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

398905109

(CUSIP Number)

Robert A. Curry, Esq.

Mark D. Berman, Esq.

Conner & Winters, LLP

4000 One Williams Center

Tulsa, Oklahoma 74172-0148

918-586-5711

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 3, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 398905109	13D	Page 2 of 7 pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Robert E. Howard, II
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 1,442,845
8. Shared Voting Power 0
9. Sole Dispositive Power 912,845
10. Shared Dispositive Power 530,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,442,845
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11)

CUSIP NO. 398905109	13D	Page 3 of 7 pages

5.8%
14.	Type of Reporting Person (See Instructions) IN

ITEM 1. SECURITY AND ISSUER

This Amendment No. 3 to Schedule 13D (“Amendment No. 3”) amends the Schedule 13D filed on November 13, 1997, as amended by Amendment No. 1 to Schedule 13D filed on November 24, 2004, as further amended by Amendment No. 2 to Schedule 13D filed on December 9, 2005 (as amended, the “Schedule 13D”), by the reporting person and relates to the common stock, par value $.01 per share (the “Common Stock”) of Group 1 Automotive, Inc., a Delaware corporation (the “Issuer”). Those items of the Schedule 13D for which there has been no change in the information previously reported are omitted from this Amendment No. 3.

ITEM 2. IDENTITY AND BACKGROUND

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3	is hereby amended by adding the following:

Mr. Howard acquired 1,545 phantom stock units of the Common Stock on March 6, 2006, valued at the time of grant at $59,080.80, in exchange for his services as a member of the Issuer’s board of directors. The phantom stock units will vest on September 6, 2006. No other acquisitions are reported herein.

ITEM 4. PURPOSE OF TRANSACTION

Item 4 is hereby amended by adding the following:

As reported in Item 3, Mr. Howard acquired 1,545 phantom shares of the Common Stock on March 6, 2006, as compensation for his services as a member of the Issuer’s board of directors.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) Mr. Howard is now the beneficial owner of 1,442,845 shares of Common Stock. The Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2006, reports that there were 24,839,110 shares of Common Stock outstanding as of April 30, 2006. Mr. Howard is therefore currently the beneficial owner of 5.8% of the total issued and outstanding shares of Common Stock.

(b) The responses of Mr. Howard to Items 7-11 of the cover page of this Amendment No. 3 are incorporated herein by reference.

(c) The following transactions were effected on the open market, unless otherwise designated as gifts, during the past sixty days:

CUSIP NO. 398905109	13D	Page 4 of 7 pages

DATE OF DISPOSITION	SHARES DISPOSED BY SALE UNLESS OTHERWISE DESIGNATED	PRICE PER SHARE
5-3-2006	2,100	$61.09
5-3-2006	1,300	$61.08
5-3-2006	300	$61.07
5-3-2006	2,300	$61.05
5-3-2006	1,500	$61.04
5-3-2006	200	$61.03
5-3-2006	200	$61.02
5-3-2006	900	$61.01
5-3-2006	100	$61.23
5-3-2006	200	$61.22
5-3-2006	500	$61.21
5-3-2006	600	$61.20
5-3-2006	200	$61.19
5-3-2006	200	$61.15
5-3-2006	600	$61.14
5-3-2006	100	$61.13
5-3-2006	500	$61.12
5-3-2006	100	$61.10
5-3-2006	23,900	$61.00
5-3-2006	7,300	$60.99
5-3-2006	5,700	$60.98
5-3-2006	3,000	$60.97
5-3-2006	1,500	$60.96
5-3-2006	1,700	$60.59
5-3-2006	1,000	$60.58
5-3-2006	1,800	$60.57
5-3-2006	1,200	$60.56
5-3-2006	700	$60.55
5-3-2006	1,200	$60.54
5-3-2006	500	$60.53
5-3-2006	1,400	$60.52
5-3-2006	600	$60.51
5-3-2006	12,400	$60.50
5-3-2006	1,600	$60.49
5-3-2006	1,200	$60.48
5-3-2006	2,000	$60.47
5-3-2006	1,600	$60.46
5-3-2006	1,200	$60.45
5-3-2006	3,000	$60.44
5-3-2006	1,400	$60.43
5-3-2006	1,000	$60.42
5-3-2006	1,800	$60.41
5-3-2006	2,500	$60.40
5-3-2006	200	$60.35
5-3-2006	1,100	$60.39
5-3-2006	400	$60.38
5-3-2006	500	$60.37
5-3-2006	300	$60.36

CUSIP NO. 398905109	13D	Page 5 of 7 pages

DATE OF DISPOSITION	SHARES DISPOSED BY SALE UNLESS OTHERWISE DESIGNATED	PRICE PER SHARE
5-3-2006	200	$60.34
5-3-2006	100	$60.33
5-3-2006	300	$60.32
5-3-2006	500	$60.31
5-3-2006	300	$60.30
5-3-2006	200	$60.28
5-3-2006	4,700	$60.26
5-3-2006	100	$60.24
5-3-2006	1,600	$60.70
5-3-2006	400	$60.69
5-3-2006	700	$60.68
5-3-2006	400	$60.72
5-3-2006	1,100	$60.67
5-3-2006	700	$60.66
5-3-2006	1,100	$60.65
5-3-2006	1,000	$60.64
5-3-2006	500	$60.63
5-3-2006	100	$60.59
5-3-2006	800	$60.58
5-3-2006	500	$60.57
5-3-2006	200	$60.55
5-3-2006	400	$60.54
5-3-2006	600	$60.53
5-3-2006	300	$60.51
5-3-2006	18,200	$60.50
5-3-2006	800	$60.46
5-3-2006	81,800	$60.45
5-3-2006	900	$60.44
5-3-2006	100	$60.42
5-3-2006	800	$60.40
5-3-2006	100	$60.39
5-3-2006	200	$60.62
5-3-2006	1,100	$60.60
5-3-2006	1,600	$60.95
5-3-2006	1,900	$60.94
5-3-2006	1,400	$60.93
5-3-2006	1,800	$60.92
5-3-2006	1,200	$60.91
5-3-2006	600	$60.90
5-3-2006	900	$60.89
5-3-2006	100	$60.88
5-3-2006	300	$60.87
5-3-2006	600	$60.86
5-3-2006	100	$60.85
5-3-2006	900	$60.84
5-3-2006	2,500	$60.83
5-3-2006	3,600	$60.82
5-3-2006	1,900	$60.81
5-3-2006	4,400	$60.80
5-3-2006	1,300	$60.79

CUSIP NO. 398905109	13D	Page 6 of 7 pages

DATE OF DISPOSITION	SHARES DISPOSED BY SALE UNLESS OTHERWISE DESIGNATED	PRICE PER SHARE
5-3-2006	1,500	$60.78
5-3-2006	800	$60.77
5-3-2006	700	$60.76
5-3-2006	3,000	$60.75
5-3-2006	300	$60.74
5-3-2006	1,000	$60.73
5-3-2006	1,200	$60.71
5-4-2006	3,600	$60.65
5-4-2006	1,200	$60.64
5-4-2006	900	$60.63
5-4-2006	2,200	$60.62
5-4-2006	700	$60.61
5-4-2006	12,200	$60.60
5-4-2006	5,300	$60.59
5-4-2006	2,600	$60.57
5-4-2006	1,600	$60.56
5-4-2006	4,300	$60.55
5-4-2006	300	$60.53
5-4-2006	800	$60.52
5-4-2006	200	$60.51
5-4-2006	7,600	$60.50
5-4-2006	1,000	$60.49
5-4-2006	300	$60.48
5-4-2006	700	$60.46
5-4-2006	1,000 (gift)	$0
5-4-2006	8,250 (gift)	$0
5-4-2006	3,600	$60.58
5-4-2006	200	$60.45
5-4-2006	600	$60.40
5-4-2006	100	$60.38

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 is hereby amended by adding the following:

Mr. Howard received a grant of 1,545 phantom shares as discussed in Items 3 and 4, above. Under the terms of the grant notice to Mr. Howard and a Phantom Stock Agreement to be entered into between Mr. Howard and the Issuer (the “Agreement”), the phantom shares will vest on September 6, 2006. The Agreement provides, among other things, that (i) shares of Common Stock shall be issued to Mr. Howard in cancellation for the vested phantom shares upon termination of his membership on the Issuer’s board of directors for any reason, subject to certain limitations; (ii) phantom shares are nontransferable; and (iii) while the phantom shares remain outstanding, any dividends on the Common Stock shall be held by the Issuer without interest and paid to the Director when the Common Stock is deliverable to the Director.

The foregoing summary description of the Agreement is not intended to be complete and is qualified in its entirety by the complete text of the Agreement, the form of which was filed as Exhibit 10.5 to the Issuer’s Form 8-K filed on March 16, 2005, and is incorporated here by reference as though fully set forth herein.

CUSIP NO. 398905109	13D	Page 7 of 7 pages

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1.	Form of Phantom Stock Agreement for Non-Employee Directors (Exhibit 10.5 to the Issuer’s Form 8-K filed March 16, 2005, is hereby incorporated by reference).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 14, 2006
Date

/s/ Robert E. Howard, II

Signature

Name / Title